As filed with the Securities and Exchange Commission on January 17, 2020

Securities Act File No. 333- 234813

Investment Company Act File No. 811-10481

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form N-2

(Check Appropriate Box or Boxes)

REGISTRATION STATEMENT
UNDER
☒	THE SECURITIES ACT OF 1933
☐	Pre-Effective Amendment No.
☒	Post-Effective Amendment No. 1

and/or

REGISTRATION STATEMENT
UNDER
☒	THE INVESTMENT COMPANY ACT OF 1940
☒	Amendment No. 14

COHEN & STEERS QUALITY INCOME REALTY FUND, INC.

(Exact name of Registrant as specified in Charter)

280 Park Avenue

New York, New York 10017

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: 212-832-3232

Dana A. DeVivo

Cohen & Steers Capital Management, Inc.

280 Park Avenue

New York, New York 10017

(Name and Address of Agent for Service)

Copies to:

Thomas A. DeCapo

Kenneth E. Burdon

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street

Boston, Massachusetts 02116

(617) 573-4800

Approximate date of proposed public offering: From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333- 234813 and 811-10481) of Cohen & Steers Quality Income Realty Fund, Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C – OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1)	Financial Statements

Part A

None

Part B

The audited financial statements included in the annual report to the Registrant’s shareholders for the fiscal year ended December 31, 2018, together with the report of PricewaterhouseCoopers LLP thereon, are incorporated by reference to the Registrant’s annual report to shareholders in Part B. The unaudited financial statements included in the semi-annual report to the Registrant’s shareholders for the six months ended June 30, 2019 are incorporated by reference to the Registrant’s semi-annual report to shareholders in Part B.

(2) Exhibits

(a)(1)	Registrant’s Articles of Incorporation (1)

(2)	Articles of Amendment, dated January 15, 2002 (2)

(3)	Articles of Merger, dated December 18, 2009 (3)

(b)	By-laws (1)

(c)	Not applicable

(d)(1)	Specimen Stock Certificate (2)

(2)	Form of Subscription Certificate for Common Shares *

(3)	Form of Notice of Guaranteed Delivery *

(e)	Dividend Reinvestment Plan (2)

(f)	Not applicable

(g)(1)	Form of Investment Management Agreement (2)

(2)	Form of Fee Waiver Agreement (2)

(h)(1)	Form of Underwriting Agreement **

(2)	Form of Dealer Manager Agreement *

(i)	Not applicable

(j)(1)(a)	Form of Master Custodian Agreement (2)

(b)	Custodian Agreement Side Letter *

(k)(1)(a)	Form of Transfer Agency and Service Agreement (4)

(b)	First Amendment to the Transfer Agency and Service Agreement *

(c)	Second Amendment to the Transfer Agency and Service Agreement *

(d)	Third Amendment to the Transfer Agency and Service Agreement *

(2)	Form of Amended and Restated Administration Agreement between the Registrant and the Advisor *

(3)	Form of Administration Agreement between the Registrant and State Street Bank and Trust Company (2)

(4)	Form of Subscription Agent Agreement between the Registrant and Computershare Trust Company, N.A., Computershare Inc. *

(5)	Form of Information Agent Agreement between the Registrant and Georgeson LLC *

(l)(1)	Opinion and Consent of Venable LLP (5)

(2)	Opinion and Consent of Venable LLP *

(m)	Not applicable

(n)	Consent of Independent Registered Public Accounting Firm (5)

(o)	Not applicable

(p)	Not applicable

(q)	Not applicable

(r)(1)	Code of Ethics of the Registrant (6)

(2)	Code of Ethics of the Advisor (6)

(s)(1)	Powers of Attorney (7)

(2)	Form of Prospectus Supplement Relating to Common Stock (5)

(2)	Form of Prospectus Supplement Relating to Subscription Rights to Purchase Common Stock (5)

(1)	Incorporated by reference to Registrant’s Registration Statement on Form N-14 (File No. 333-160355) filed on June 30, 2009.
(2)	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-68150) filed January 23, 2002.
(3)	Incorporated by reference to the Registrant’s Semi-Annual Report on Form N-SAR filed March 1, 2010.
(4)	Incorporated by reference to Cohen & Steers Total Return Realty Fund, Inc.’s Registration Statement on Form N-14 (File Nos. 333-56510 and 811-07154) filed on December 27, 2013.
(5)	Incorporated by reference to Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-234813) filed on January 7, 2020.
(6)	Incorporated by reference to the Registrant’s Annual Report to Shareholders on Form N-CSR filed March 11, 2019.
(7)	Incorporated by reference to Registrant’s Registration Statement on Form N-2 (File No. 333-234813) filed on November 21, 2019.
*	Filed herewith.
**	To be filed by amendment.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” on page 72 of the Prospectus is incorporated by reference, and any information concerning any underwriters will be contained in the accompanying Prospectus Supplement, if any.

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

SEC registration fees	$115,522
NYSE listing fee	$100,000
FINRA fees	$133,500
Printing/engraving expenses	$52,208
Auditing fees and expenses	$41,000
Legal fees and expenses	$495,000
Miscellaneous	$—

Total	$937,230	*

*	The Registrant’s investment adviser expects to bear approximately $655,053 of these expenses.

Item 28. Persons Controlled by or Under Common Control with Registrant

None.

Item 29. Number of Holders of Securities as of December 31, 2019:

Class of Shares	Number of Record Holders
Common Shares	78,135

Item 30. Indemnification

It is the Registrant’s policy to indemnify its directors, officers, employees and other agents to the maximum extent permitted by Section 2-418 of the General Corporation Law of the State of Maryland as set forth in Article NINTH of Registrant’s Articles of Incorporation, and Article VIII, Section 1, of the Registrant’s By-Laws. The liability of the Registrant’s directors and officers is dealt with in Article NINTH of Registrant’s Articles of Incorporation and Article VIII, Section 1 through Section 6, of the Registrant’s By-Laws. The liability of Cohen & Steers Capital Management, Inc., the Registrant’s investment adviser (the “Advisor”), for any loss suffered by the Registrant or its shareholders is set forth in Section 4 of the Investment Management Agreement. The liability of Cohen & Steers Capital Management, Inc., the Registrant’s administrator, for any loss suffered by the Registrant or its shareholders is set forth in Section 6 of the Administration Agreement.

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to the directors and officers, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable. If a claim for indemnification against such liabilities under the Securities Act of 1933 (other than for expenses incurred in a successful defense) is asserted against the Registrant by the directors or officers in connection with the shares, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

The Advisor, a limited liability company organized under the laws of the State of New York, acts as investment adviser to the Registrant. The Registrant is fulfilling the requirement of this Item 31 to provide a list of the officers and directors of the Advisor, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the Advisor or those officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV of the Advisor filed with the SEC pursuant to the 1940 Act (Commission File No. 801-27721).

Item 32. Location of Accounts and Records

The accounts and records of the Registrant are maintained in part at the office of the Advisor at 280 Park Avenue, New York, New York 10017, in part at the offices of the Registrant’s custodian and co-administrator, State Street Bank and Trust Company, State Street Financial Center, One Lincoln Street, Boston, Massachusetts 02111, and in part at the offices of the Registrant’s transfer agent, Computershare Trust Company, N.A., at 150 Royall Street Canton, MA 02021.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1. Registrant undertakes to suspend the offering of shares until it amends its prospectus if (a) subsequent to the effective date of its Registration Statement, the net asset value declines more than ten percent from the later of its net asset value as of the effective date of the Registration Statement or the filing of a prospectus supplement pursuant to Rule 497, under the Securities Act, setting forth the terms of the offering or (b) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2. Not applicable.

3. If the securities being registered are to be offered to existing shareholders pursuant to warrants or rights, and any securities not taken by shareholders are to be reoffered to the public, the Registrant undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, the Registrant further undertakes to file a post-effective amendment to set forth the terms of such offering.

4. Registrant undertakes:

(a)	to file, during a period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)

to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(3)

to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(b)

that for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)

that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(e)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

(2)

the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5. Registrant undertakes:

(a)

that, for the purpose of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 497(h) will be deemed to be a part of the Registration Statement as of the time it was declared effective.

(b)

that, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus will be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

6. Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

As required by the Securities Act of 1933, as amended, and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 17th day of January, 2020.

COHEN & STEERS QUALITY INCOME REALTY FUND, INC.

By:	/s/ ADAM M. DERECHIN
ADAM M. DERECHIN, PRESIDENT

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated and on the 17th day of January, 2020.

SIGNATURES	TITLE

/s/ ADAM M. DERECHIN (ADAM M. DERECHIN)	President and Chief Executive Officer (Principal Executive Officer)

/s/ JAMES GIALLANZA (JAMES GIALLANZA)	Chief Financial Officer (Principal Financial and Accounting Officer)
* (ROBERT H. STEERS)	Chairman and Director
* (MICHAEL G. CLARK)	Director
* (GEORGE GROSSMAN)	Director
* (JOSEPH M. HARVEY)	Director
* (DEAN A. JUNKANS)	Director
* (GERALD J. MAGINNIS)	Director
* (JANE F. MAGPIONG)	Director
* (DAPHNE L. RICHARDS)	Director
* (C. EDWARD WARD, JR.)	Director

* By:	/s/ DANA DEVIVO
DANA DEVIVO ATTORNEY-IN-FACT

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

Ex. (d)(2)	Form of Subscription Certificate for Common Shares

Ex. (d)(3)	Form of Notice of Guaranteed Delivery

Ex. (h)(2)	Form of Dealer Manager Agreement

Ex. (j)(1)(b)	Custodian Agreement Side Letter

Ex. (k)(1)(b)	First Amendment to the Transfer Agency and Service Agreement

Ex. (k)(1)(c)	Second Amendment to the Transfer Agency and Service Agreement

Ex. (k)(1)(d)	Third Amendment to the Transfer Agency and Service Agreement

Ex. (k)(2)	Form of Amended and Restated Administration Agreement between the Registrant and the Advisor

Ex. (k)(4)	Form of Subscription Agent Agreement

Ex. (k)(5)	Form of Information Agent Agreement

Ex. (l)(2)	Opinion and Consent of Venable LLP